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March 17, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted February 24, 2017

CIK No. 0001403752

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of Amendment No. 3 (the “Amendment”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of the Amendment No. 2 to the draft Registration Statement with the Commission on February 24, 2017.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 9, 2017 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Licensed as foreign legal consultants

Jurisdiction of primary qualification: New York

Dorman Yale

Securities and Exchange Commission

March 17, 2017

Summary

Overview, page 1

1.	We acknowledge your response to our prior comment three and your statement that you believe the word “validated” is appropriate because your strategic partnerships show that your partners “recognize a potential value” in your capabilities and technologies. However, we continue to believe that use of the word “validated” suggests that there was a more formal approval or certification that resulted from the use of your technologies by these companies as opposed to the general use of the technologies. Please delete the language that the strategic partnerships “validated” your technologies.

The Company has revised the disclosure on pages 1, 2, 13, 74, 76, 98, 99 and 131 in response to the Staff’s comment, removing the word “validated.”

Proprietary Therapeutic Platforms, page 4

2.	We note your revised disclosure and response to comment 4. We continue to believe that it is premature to include a discussion of your discovery programs in the table in your summary as you have not yet identified a product candidate. Please revise to remove the discovery programs. We will not object if you include narrative disclosure about these programs. Please also include a Phase 2 and Phase 3 column in your pipeline table.

In accordance with the Company’s discussion with the Staff by telephone on March 16, 2017, the Company has revised its disclosure on pages 5 and 102. In particular, the Company replaced its pipeline graphic in the Summary section of the Registration Statement with narrative disclosure describing its advanced preclinical and discovery programs. Furthermore, the Company revised its disclosure in the Business section of the Registration Statement by (i) providing additional narrative disclosure describing its advanced preclinical and discovery programs to relay further information about these programs to potential investors and (ii) splitting its pipeline graphic in two, so as to further distinguish the Company’s product candidates from its advanced preclinical and discovery programs. Lastly, given the passage of time and completion of successful in vivo models, the Company updated the status of two of its advanced discovery programs to “preclinical.” So that potential investors may understand the significance of these different stages of development, the Company has also described the criteria used to label a program as a “lead product candidate,” “preclinical” or “discovery.” The Company respectfully submits to the Staff that the updated disclosure provides potential investors with meaningful information about its current and future prospects.

Business

EFECT Antibody Effector Function Modulation Platform, page 112

3.	We acknowledge your revised disclosures in response to comment 10. However, the graphs on page 113 are still unclear. Please further explain the significance of the graphs in terms a lay investor will understand.

The Company has revised the disclosure on pages 114 and 115 in response to the Staff’s comment to explain the significance of the graphs and to further clarify the disclosure using terms a lay investor will understand.

Consolidated Financial Statements

4.	Your financial statements became stale after February 14, 2017. Any subsequent amendments must include updated audited financial statements.

The Company acknowledges the Staff’s comment and has provided new financial statements relating to the year ended December 31, 2016 in the Amendment.

Dorman Yale

Securities and Exchange Commission

March 17, 2017

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.	Please refer to the second bullet of our prior comment 15 in which we state that “This comment also applies to various disclosures within Note 13. Research Collaboration and Licensing Agreements.” It is not clear how this was addressed in Note 13 such that a reader can determine which milestones discussed therein do not meet the definition of a milestone in ASC 605-28. For example, you discuss commercial milestones in the penultimate paragraph on F-33 that depend solely on the collaborator or licensee, yet it is not clear whether those milestones are included in the paragraph that follows, which appears to address substantive and non-substantive milestones that meet the definition in 605-28.

The Company has revised the disclosure on page F-35 in response to the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

March 17, 2017

*            *             *            *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission
Suzanne Hayes, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Jim B. Rosenberg, Securities and Exchange Commission
Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.
Neil Klompas, Chief Financial Officer, Zymeworks Inc.
Charles S. Kim, Cooley LLP